26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

March 8, 2019

VIA EDGAR

Kathryn Jacobson, Senior Staff Accountant
Joseph Kempf, Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Four Seasons Education (Cayman) Inc.

Form 20-F for the Fiscal Year Ended February 28, 2018

Filed June 27, 2018

File No. 001-38264

Dear Ms. Jacobson and Mr. Kempf:

On behalf of our client, Four Seasons Education (Cayman) Inc. (the “Company”), set forth below is the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated February 26, 2019 regarding the Company’s annual report on Form 20-F for the year ended February 28, 2018 (the “2018 Form 20-F”). For your convenience, we have set forth below the Staff’s comments in italics, followed by the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended February 28, 2018

Item 5, Operating and Financial Review and Prospects, page 62

1.

We note on page 9 that approximately half of your learning centers did not possess required fire safety permits or were not in full compliance with fire safety regulations at the time of filing of your Form 20-F. We also note that you were attempting to obtain required permits and licenses and were in the process of identifying suitable locations, negotiating leases and conducting renovations to relocate these existing learning centers to new locations so as comply with these regulations. Please expand your discussion of operating results and trends in accordance with Items 5A4 and 5D of Form 20-F. Explain how these regulatory uncertainties have materially affected or could materially affect your operations as well as your revenues, income from

PARTNERS:   Pierre‑Luc Arsenault[3] | Lai Yi Chau | David G. Couper[7] | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Karen K.Y. Ho | Damian C. Jacobs[6] | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Nicholas A. Norris[6] | Derek K.W. Poon[3,6] | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Tarun R. Warriar[6] | Li Chien Wong | Wanda T.K. Woo | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS:   Daniel J. Abercromby[6] | Damien Coles[6] | Meng Ding[3] | Daniel Dusek[3] | Jennifer Y.Y. Feng[6] | Han Gao[4] | David M. Irvine[6] | Hao‑Chin Jeng[3] | Benjamin W. James[4] | Cori A. Lable[2] | Xiaoxi Lin[3] | Daniel A. Margulies[6] | Peng Qi3 | Mi Tang[3] | Wenchen Tang[3] | Liyong Xing[3] | David Zhang[3] | Yue Zhang[3]

ADMITTED IN:   [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; [7] Queensland (Australia); # non‑resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Division of Corporation Finance Office of Financial Services Securities and Page 2

continuing operations, and profitability. Discuss also how these uncertainties and related demands and events are reasonably likely to have a material effect on your liquidly and capital resources.

The Company respectfully submits that it continues to be in the process of obtaining the required permits and licenses for its business. To date, regulatory uncertainties have not materially affected the Company’s operations and results of operations. In addition, expenses related to identifying suitable locations, negotiating leases and conducting renovations to relocate certain existing learning centers to new locations, whether for commercial business reasons or to comply with relevant PRC rules and regulations, were not material during the fiscal year ended February 29, 2018 and are not expected to be material during the fiscal year ended February 29, 2019.

Since November 8, 2017, the date of the Company’s initial public offering (the “IPO Date”), the Company has obtained business licenses for (i) eight of its learning enters established after the IPO Date, and (ii) three of Company’s existing learning centers without business licenses as of the IPO Date. The Company also relocated two learning centers without fire safety permits or business licenses as of the IPO Date after comprehensive evaluation of the operating conditions and growth potential of such learning centers. As of November 30, 2018, 34 of 56 fully operational learning centers did not possess all required educational permits or business licenses, including 30 of 46 fully operational learning centers in Shanghai and four of ten fully operational learning centers in other cities in China, representing 48.8% of the Company’s revenues in the nine months ended November 30, 2018. Of the 34 learning centers which did not possess all required educational permits or business licenses as of November 30, 2018, 20 learning centers were established after the IPO date. The Company is currently in the process of obtaining educational permits and business licenses or fire safety permits required in order to qualify for educational permits or a business licenses for all of such 34 learning centers, and does not expect to experience substantial obstacles in obtaining such licenses or permits.

The Company further respectfully submits that it has achieved substantial progress in obtaining required fire safety permits, which is a prerequisite for an educational permit or a business license. Since the IPO Date, the Company has obtained fire safety permits for (i) one of Company’s six existing learning centers without fire safety permits as of the IPO Date and (ii) 25 of Company’s 28 learning centers established after the IPO Date. As of November 30, 2018, of the 34 fully operational learning centers which did not possess all required educational permit or business license, six learning centers did not possess fire safety permits, accounting for 6.8% of the Company’s revenues in the nine months ended November 30, 2018. In addition, as of November 30, 2018, nine of the Company’s 56 operational learning centers were located above the third floor of a building against relevant PRC laws and regulations, representing 21.8% of Company’s revenues in the 2018 fiscal year.

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The Company proposes to include disclosure in various subsection of Item 5 of its next annual report on Form 20-F in substance as set forth below:

“A. Operating Results

Major Factors Affecting Our Results of Operations

……

Our results of operations are affected by the regulatory environment governing the PRC after-school education industry, including the qualification and licensing requirements for entities providing education services, as well as government policies on K-12 school admissions. If we are unable to obtain a fire safety permit or an educational permit, we will be unable to obtain a business license for its currently unlicensed learning centers. In addition, if we do not obtain all of the required permits and licenses, we may be subject to fines or confiscation of profits derived from noncompliant operations and we may be unable to continue operations at our noncompliant learning centers, which could materially and adversely affect our business and results of operations.  As of [date], [ ] of [ ] fully operational learning centers did not possess the educational permit or business license that they require, including [ ] of our [ ] fully operational learning centers in Shanghai and [ ] of our [ ] fully operational learning centers in other cities in China, representing [ ]% of our revenues in fiscal year ended February 28, 2019. In addition, as moving learning centers that are located above the third floor of a building in order to comply with fire safety regulations would require us to terminate or break our existing long-term leases and pay associated termination or breakage costs, in addition to the costs of relocation, renovation and decoration, our cost of revenue would increase significantly, which would adversely affect our profitability. If we were unable to continue operations at our noncompliant learning centers, our scheduled courses would be disrupted and we would be forced to postpone or cancel some courses and refund the related tuition fees, all of which could materially and adversely affect our revenue, income and profitability in the future.”

“Results of Operations

Year Ended February 28, 2019 Compared to Year Ended February 28, 2018

Revenues

Our total revenues [increased] by [  ]% from RMB300.5 million in the 2018 fiscal year to RMB[  ] million (US$[  ] million) in the 2019 fiscal year. This [increase] was primarily due to [  ] and the expansion of our physical learning center network. …… In addition, the number of our learning centers increased from 38 as of February 28, 2018 to [  ] as of February 28, 2019, of which [  ] learning centers possessed the educational permit or business license that they require as of February 28, 2019, as compared to 16 as of February 28, 2018. Our total revenues generated from working centers that did not possess the educational permit or business license

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that they require as of the last day of the fiscal year as a percentage of our total revenues [decreased] from [  ]% in the 2018 fiscal year to [  ]% in the 2019 fiscal year.”

“B. Liquidity and Capital Resources

Cash Flows and Working Capital

……

Furthermore, we may incur additional expenses or require additional cash resources due to regulatory inspections or refurnishing or relocation of our learning centers to comply with relevant PRC rules and regulations, which may materially and adversely affect our results of operations and profitability.”

Donation Commitments, page F-33

2.

We note that during 2016 you agreed to donate RMB100 million to Shanghai East Normal University Education Development Fund (“Fund”) over a five year period. Please explain for us your consideration of whether or not your donation was an unconditional promise to give cash. Tell us your basis in the accounting literature for reporting your donation as marketing expenses and recognizing the payments on a straight-line basis over five years.

The Company respectfully advises the Staff that in 2016, the Company entered into a framework agreement with Shanghai East Normal University ("ECNU") and launched a series of projects related to math education for K-12 students. One collaboration project includes a jointly-operated mathematics summer camp, which selects academically strong middle and high school students to attend for free. The Company is also working with ECNU to establish math and science centers for K-12 students. In 2016, the Company also entered into an agreement with ECNU to set up a special fund with a funding commitment of RMB100 million for a similar collaboration project related to mathematics education studies.

To account for the funding commitment, the Company has considered whether the commitment meets the definition of a contribution and whether it was an unconditional promise to give cash according to the guidance provided by ASC720-25. The Company notes that ASC720-25 applies to contributions of cash and other assets, including promises to give cash.   ASC720-25-20 defines "contribution" as a transaction in which, "the value, if any, returned to the resource provider is incidental to potential public benefits." Through the strategic collaboration with ECNU, the Company will strengthen its leading market position in Shanghai’s mathematics education field, further build up its brand name beyond Shanghai, and attract motivated students from eastern China. Thus, the value and benefits from the collaboration project returned to the Company is intention-driven for the purpose of improving the Company's brand and public image.

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The value and benefits will be meaningful to the Company and is not considered incidental to potential public benefits. Accordingly, the funding commitment of RMB100 million does not meet the definition of contributions made and therefore, the Company has determined that ASC720-25 is not the applicable guidance to account for the funding commitment. Additionally, if the Company experiences deterioration of operations or going concern, the Company would not be legally or contractually obligated to continue to fund the collaboration project and any paid funding could be revocable. As such, the funding commitment is not an unconditional obligation to the Company.

The funding commitment of RMB100 million represents the Company's sponsorship and involvement in the collaboration project, which in substance is an advertising activity to promote the Company's brand and enhance its market position. This is consistent with the definition of advertising in accordance with ASC 720-35-15, "the promotion of an industry, an entity, a brand, a product name, or specific products or services so as to create or stimulate a positive entity mage or to create or stimulate a desire to buy the entity's products or services."

In accordance with ASC720-35-25, the costs of advertising shall be expensed either as incurred or the first time the advertising takes. No specific activities or set milestones was established for the collaboration project under the funding commitment upon entering the agreement in 2016. Due to the uncertainty, the value and benefits from the activities during the collaboration project cannot be separately identifiable or reasonably estimable. Further, the value and benefits provided by the collaboration project to the Company's brand and market position is expected to be received over the five years. The funding payments are made according to the payment schedule per the agreement. However, the payment schedule does not reflect the pattern of the collaboration activities and value and benefits received by the Company. Thus, the Company believes that recognizing the cost of RMB100 million over a straight-line basis best matches the pattern of the collaboration activities and the value and benefits received by the Company during the collaboration project.

In response to the Staff's comment, the Company will revise the disclosures in future filings to avoid any misinterpretation or confusion as follows:

“Funding ~~Donation~~ Commitments

The Group entered into an agreement with Shanghai East Normal University Education Development Fund (“Fund”) in 2016 to provide a funding commitment of ~~donate~~ RMB100,000 to set up a special fund for mathematics education studies purpose. The funding ~~donation~~ is to be provided in five tranches in a five-year period. The Group recognizes the ~~donation~~ funding commitment as marketing expenses on a straight-line basis over the five years and the amount accrued as of...”

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3.	In this regard, tell us how the guidance provided by ASC 720-25-25-1, ASC 720-25-30-1, and ASC 958-605-25-8 through -25-15 affected your consideration of how to account for this donation.

The Company respectfully advises the Staff that as elaborated in the response above in comment No. 2, the Company does not believe the guidance provided by ASC 720-25-25-1, ASC 720-25-30-1, and ASC 958-605-25-8 through -25-15 is applicable to account for the funding commitment of RMB100 million as the funding does not meet the definition of "contribution" under ASC 720-25. The Company believes the appropriate guidance to account for the funding commitment is ASC720-35 based on the nature of the funding commitment which is in substance an advertising activity to promote the Company's brand and enhance its market position.

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If you have any additional questions or comments regarding the 2018 Form 20-F, please contact Joanne Zuo, Chief Financial Officer of the Company, at joanne.zuo@fsesa.com, or the undersigned at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.	Yi Zuo, Chief Financial Officer

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP